As filed with the Securities and Exchange Commission on October 7, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Western Asset Middle Market Income Fund Inc.

(Name of Subject Company (issuer))

Western Asset Middle Market Income Fund Inc.

(Name of Filing Person (offeror))

Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

95790G108

(CUSIP Number of Class of Securities)

GEORGE P. HOYT

SECRETARY

WESTERN ASSET MIDDLE MARKET INCOME FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C 20001

(202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 2, 2022 by Western Asset Middle Market Income Fund Inc., a Maryland corporation (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase for cash up to 2.5% of the Fund’s outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), or up to 3,577 Shares, upon the terms and subject to the conditions contained in the Offer to Purchase dated September 2, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal. As described in the offer, the Fund reserved the right to purchase up to an additional 2% of the Fund’s outstanding Shares without amending or extending the offer (the “Additional Shares”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 5:00 p.m., New York time, on October 4, 2022.

2. 9,498 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Fund purchased a pro rata portion of Shares tendered by each stockholder. Due to rounding and the inability to accept fractional Shares, and including any repurchase of Additional Shares, 5,006 of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The Shares were repurchased at a price of $562.55, the Fund’s net asset value per Share as of 4:00 P.M., New York City Time, on October 4, 2022.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(5)(i)	Press release issued on October 6, 2022

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET MIDDLE MARKET INCOME FUND INC.

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Chairman, President and Chief Executive Officer

Dated: October 7, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated September 2, 2022*

(a)(1)(ii)	Form of Letter of Transmittal*

(a)(1)(iii)	Letter to Stockholders*

(a)(5)(i)	Press release issued on October 6, 2022†††

(b)(1)	Credit Agreement for Margin Financing with Pershing LLC.**

(b)(2)	Amendment No. 1 to Credit Agreement for Margin Financing with Pershing LLC.**

(b)(3)	Amendment No. 2 to Credit Agreement for Margin Financing with Pershing LLC.**

(b)(4)	Amendment No. 3 to Credit Agreement for Margin Financing with Pershing LLC.**

(b)(5)	Amendment No. 4 to Credit Agreement for Margin Financing with Pershing LLC.***

(b)(6)	Amendment No. 5 to Credit Agreement for Margin Financing with Pershing LLC.†

(b)(7)	Amendment No. 6 to Credit Agreement for Margin Financing with Pershing LLC.††

(b)(8)	Amendment No. 7 to Credit Agreement for Margin Financing with Pershing LLC+

(b)(9)	Amendment No. 8 to Credit Agreement for Margin Financing with Pershing LLC++

(b)(10)	Master Margin Loan Agreement with The Bank of New York Mellon +++

(d)	None.

(e)	None.

(g)	None.

(h)	None.

(i)	Calculation of Filing Fee Tables†††

*	Previously filed with Schedule TO-I on September 2, 2022.
**	Previously filed with Schedule TO-I on February 29, 2016.
***	Previously filed with Schedule TO-I on September 6, 2016.
†	Previously filed with Schedule TO-I on June 4, 2018.
††	Previously filed with Schedule TO-I on September 4, 2019
†††	(Filed Herewith)
+	Previously filed with Schedule TO-I on July 9, 2021
++	Previously filed with Schedule TO-I on December 3, 2021
+++	Previously filed with Schedule TO-I on June 1, 2022

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